SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SG Blocks, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

78418A 307

(CUSIP Number)

December 31, 2018

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

1.	NAME OF REPORTING PERSON Hillair Capital Investments L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 315,501 **
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 315,501 **

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,501 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% **
12.	TYPE OF REPORTING PERSON: PN

** See Item 4

1.	NAME OF REPORTING PERSON Hillair Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 315,501 **
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 315,501 **

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,501 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% **
12.	TYPE OF REPORTING PERSON: OO

** See Item 4

1.	NAME OF REPORTING PERSON Sean M. McAvoy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 315,501 **
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 315,501 **

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,501 **
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% **
12.	TYPE OF REPORTING PERSON: IN

** See Item 4

Item 1(a).	Name of Issuer.
SG Blocks, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices.
195 Montague Street, 14th Floor, Brooklyn, NY 11201
Item 2(a).	Names of Person Filing.

The persons filing this statement are Hillair Capital Investments L.P. (“Hillair Investment”), Hillair Capital Management LLC (“Hillair Management”), and Sean M. McAvoy (“Mr. McAvoy” and, collectively with Hillair Investment and Hillair Management, the “Reporting Persons” and, each, a “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or if none, Residence.
The address of the principal office of each Reporting Person is c/o Hillair Capital Management LLC, 345 Lorton Ave., Suite 303, Burlingame, CA 94010.
Item 2(c).	Citizenship.
Hillair Investment is a Cayman Islands exempt limited partnership. Hillair Management is a Delaware limited liability company. Mr. McAvoy is an individual and citizen of the United States of America.
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
78418A 307
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

Each of the Reporting Persons may be deemed to be the beneficial owner of 315,501 shares of Common Stock as of the date of this filing. The 315,501 shares of Common Stock beneficially owned by each of the Reporting Persons include (i) 293,371 shares of Common Stock beneficially owned by each of the Reporting Persons and (ii) options to purchase 22,130 shares of Common Stock beneficially owned by each of the Reporting Persons.

Hillair Management is the investment advisor to Hillair Investment. By virtue of such relationship, Hillair Management may be deemed to have dispositive power over the shares owned by Hillair Investment. Hillair Management disclaims beneficial ownership of such shares. Mr. McAvoy is the manager of Hillair Management. By virtue of such relationship, Mr. McAvoy may be deemed to have dispositive power over the shares owned by Hillair Investment. Mr. McAvoy disclaims beneficial ownership of such shares.

Accordingly, for the purpose of this Statement:

(a)          Amount beneficially owned by each of the Reporting Persons: 315,501 shares of Common Stock of the Issuer.

(b)          Percent of Class: each of the Reporting Persons beneficially hold 7.4% of the Issuer’s issued and outstanding Common Stock (based on 4,260,041 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on November 11, 2018).

(c)          Number of shares as to which each of the Reporting Persons have:

(i)	Sole power to direct the vote: None.
(ii)	Shared power to vote or to direct the vote: 315,501
(iii)	Sole power to dispose or direct the disposition of the Common Stock: None.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: 315,501

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
EXHIBITS

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

99.1          Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
(Date)

Hillair Capital Investments L.P.

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

Hillair Capital Management LLC

By:	/s/ Sean M. McAvoy
	Name:	Sean M. McAvoy
	Title:	Authorized Signatory

/s/ Sean M. McAvoy
Sean M. McAvoy

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.